FUEL SYSTEMS SOLUTIONS, INC.

October 14, 2008

VIA EDGAR/US MAIL

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5546

Attention: Cecilia Blye, Chief Office of Global Security Risk

Re:	Fuel Systems Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 22, 2008; File No. 1-32999

Dear Ms. Blye:

We are in receipt of your letter dated September 30, 2008, requesting us to provide further information to the Securities and Exchange Commission (“SEC”) on a supplemental basis with respect to business dealings with Iran. Set forth below is supplemental information responding to each of the numbered requests in your letter.

1. SEC Comment: You state on page 16 of your Form 10-K that “(f)rom time to time, some of (y)our foreign subsidiaries sell fuel delivery systems, related parts and accessories in Iran…” As you know, Iran is identified by the State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include other disclosure regarding your contacts with Iran. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided to Iran, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by that government.

Response: The business of Fuel Systems Solutions, Inc. (“Fuel Systems”) and its subsidiaries is focused on the alternative fuel industry. As explained in our Form 10-K for the fiscal year ended December 31, 2007, Fuel Systems has two operating segments for our business.

United States Securities &

Exchange Commission

October 14, 2008

IMPCO Operating Segment

Our “IMPCO” operations, which include IMPCO Technologies, Inc., are based in the United States and serve the industrial equipment segment of the market for alternative fuel products. The IMPCO operations make and sell products that enable industrial equipment such as forklifts, aerial platforms, sweepers, turf equipment and power generators to use compressed natural gas (CNG) or propane (LPG) as fuels instead of using gasoline and diesel fuels. The IMPCO operations, Fuel Systems (the parent entity), and the U.S. subsidiaries and personnel of Fuel Systems are not engaged or involved in any business, directly or indirectly, with Iran.

BRC Operating Segment

Our “BRC” operations, which include B.R.C. S.r.L., M.T.M. S.r.L. and Zavoli S.r.L., serve the transportation segment of the market for alternative fuel products. The BRC operations are based in Italy, although BRC products are sold to customers in more than 50 other countries. BRC’s fuel conversion products enable automobiles and other light-duty motor vehicles to use CNG or LPG as fuel, rather than gasoline or diesel fuel, and are typically sold as kits containing all the parts and products needed for a vehicle conversion. Both original equipment manufacturers (OEMs) of motor vehicles and distributors that supply the aftermarket purchase these BRC products. In addition to its fuel conversion products, BRC recently launched a new product line of compressed natural gas refueling stations, which can be used to supply the fuel for CNG-powered vehicles. The products sold by the BRC operations are made in Italy or other European countries, were developed in Italy, and are based on Italian and European technology.

Iran has an interest similar to that of the United Kingdom, Germany, France, Italy and many other countries in encouraging vehicle conversions and the use of CNG as a fuel instead of gasoline or diesel fuel. [*** Confidential Treatment Requested]

[*** Confidential Treatment Requested]

United States Securities &

Exchange Commission

October 14, 2008

[*** Confidential Treatment Requested]

2. SEC Comment: You also state on page 16 that U.S. sanctions and embargoes prohibit you and your domestic subsidiaries, as well as employees of your foreign subsidiaries who are U.S. citizens, from participating in, approving, or otherwise facilitating any aspect of your business activities in Iran. Please confirm to us whether you and your subsidiaries and affiliates have complied, and are in compliance, with the applicable regulations of the Department of Treasury’s Office of Foreign Assets Control (OFAC) and the Department of Commerce’s Bureau of Industry and Security (BIS).

Response: We hereby confirm that during the period covered by the 2007 Form 10-K and at all times since such period, Fuel Systems, its subsidiaries and any legal entities controlled by the foregoing have been in compliance with the applicable regulations of OFAC and BIS. In addition, we do not have any reason to believe that Fuel Systems, its subsidiaries and any legal entities controlled by the foregoing have not been in compliance with the applicable regulations of OFAC and BIS for all prior periods.

3. SEC Comment: Please discuss the materiality of any contacts with Iran described in response to the foregoing comments, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation an share value. As you may be aware, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

United States Securities &

Exchange Commission

October 14, 2008

Response: The nature of contacts and business with Iran by the BRC Operations of Fuel Systems are described above in our response to Comment 1. As noted there, the U.S. operations and personnel of Fuel Systems are not engaged or involved, directly or indirectly, in any business with Iran, and neither of our BRC nor IMPCO operating segments sells any products made by our U.S. operations to or for Iran.

[*** Confidential Treatment Requested]

[*** Confidential Treatment Requested]

[*** Confidential Treatment Requested]

Accordingly, we do not believe that the BRC Operations’ sales, assets or liabilities to Iran have been quantitatively material to our business, operations or earnings. We also do not believe that these sales, assets or liabilities have been qualitatively material to our investors, and we do not believe that the BRC business and contacts with Iran constitute a material investment risk for our investors. In forming that conclusion, we have considered a number or quantitative and qualitative factors, including those mentioned in your letter.

United States Securities &

Exchange Commission

October 14, 2008

We are aware that a limited number of state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with Iran. However, we believe that the vast majority of actual and potential investors in our stock are not subject to such investment restrictions and do not make investment decisions based on whether or not our foreign subsidiaries conduct business with Iran. In fact, given the recent significant increase in the prices of oil and the increasing investment demand for companies that offer alternative fuel systems and solutions, we believe that most of our investors decide to invest in (or maintain their investment in) our stock for a number of other reasons. Accordingly, we do not believe that any of the proposed or actual divestment initiatives that you reference or of which we are aware has had or would be reasonably likely to have a material adverse affect on Fuel Systems or the price of our stock.

In this regard, please note that we did include two paragraphs in the Form 10-K for the 2007 fiscal year (the Form 10-K that is the subject of your letter) explaining that the foreign subsidiaries of Fuel Systems (our BRC operations) have engaged in business with Iran during 2007 and may continue to do so. Just as those paragraphs apparently led to your letter concerning the contacts with Iran, we expect that language will have disclosed the existence of those contacts and the business with Iran to any investors that have a specific interest in such matters. In addition, we added another sentence to that disclosure regarding Iran in our latest Form 10-Q for the period ended June 30, 2008. We refer you to the 2007 Form 10-K and the Form 10-Q for the complete disclosure, but the last two sentences of the disclosure in our latest Form 10-Q read: “In addition, our foreign subsidiaries’ activities in Iran could reduce demand for our stock among certain of our investors. Certain potential investors may avoid investing in our common stock for political reasons, rather than for business reasons.”

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United States Securities &

Exchange Commission

October 14, 2008

We acknowledge that (1) Fuel Systems is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to any of our filings with the SEC; and (3) Fuel Systems may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mariano Costamagna
Mariano Costamagna Chief Executive Officer

cc:	Bill Larkin, Chief Financial Officer, Fuel Systems Solutions, Inc.
Eva H. Davis, Kirkland & Ellis LLP